Exhibit 99.3

PROJECT JOBS

BINDING TERM SHEET

Proposed Acquisition of Drayton International by Bragg Gaming Group Inc.

Buyer Bragg Gaming Group Inc. (NASDAQ / TSX: BRAG) Target Drayton International Consideration 4,500,000 of newly issued Bragg Common Shares Date May 14, 2026

1. INTRODUCTION AND STATUS

This binding term sheet (this “Term Sheet”) sets out the principal proposed terms on which Bragg Gaming Group Inc. (“Bragg” or the “Buyer”), proposes to acquire 100% of the issued and outstanding equity interests of Drayton International (“Drayton” or the “Target”) from its shareholders (the “Sellers”). The parties agree that this Term Sheet constitutes a binding agreement between the parties with respect to the matters addressed herein, subject to the entering into a definitive share purchase agreement and related transaction documents (the “Definitive Documents”) and satisfaction of any conditions precedent contained herein and therein. In the event that the parties fail to enter into Definitive Documents, this Term Sheet shall prevail and serve as the basis for governing the Transaction.

The parties agree until the earlier of the execution of the Definitive Documents or termination of this Term Sheet:

a.	Each of the parties will negotiate the Definitive Documents in good faith and use commercially reasonable efforts to prepare, execute and deliver all documents, take all actions and do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Term Sheet as soon as practicable, including the satisfaction, but not waiver, of all of the closing conditions set forth herein or in the Definitive Documents, as applicable.

b.	Each of the parties will, and will cause each of its subsidiaries or affiliates to, give any required notices to, make any filings with, and use its commercially reasonable efforts to obtain any authorizations, consents, and approvals of any third party or governmental authorities in applicable jurisdictions (“Governmental Authorities”) in connection with the matters referred to herein.

c.	The filing party in each instance will respond to the comments of the any applicable Governmental Authorities on any filings and will make any further filings, including amendments and supplements, in connection therewith that may be necessary, proper, or advisable. The Parties will provide one another, with whatever information and assistance in connection with the foregoing filings the filing party may request.

d.	Each party will give prompt written notice to the other party of any material adverse development causing a breach of any of its own representations and warranties in this Term Sheet.

The parties hereby acknowledge that this Term Sheet form the basis for which the parties shall negotiate the terms and conditions of the Definitive Documents and complete the Transaction.

The Definitive Documents will be prepared by Bragg and its legal counsel, in consultation with the other parties and their respective legal counsel, and will reflect the terms and conditions described in the Term Sheet with representations, warranties, covenants, conditions of closing and other agreements normally included in connection with a transaction of this nature.

2. TRANSACTION TERMS

A. PARTIES
Buyer	Bragg Gaming Group Inc., a corporation incorporated under the laws of Canada and listed on the NASDAQ Global Select Market and the Toronto Stock Exchange (ticker: BRAG).
Target	Drayton International, a company incorporated under the laws of the Cayman Islands, comprised of three platform assets (Arc Gaming, Vision Plai, and 3 Shores) together with equity interests in five game development studios (Boomerang Studios, Dream Streak Gaming, Rise Gaming, Hit Squad, and Neotopia) (collectively, the “Drayton Portfolio”).
Sellers	The registered holders of 100% of the issued and outstanding equity interests in
Drayton International as at the date of closing (the “Sellers”), including Matthew Davey and Scott Smith (each holding approximately 26% of Drayton’s issued equity), together with all remaining minority holders. The Sellers shall provide a complete and certified capitalisation table of Drayton as part of the due diligence process. For the purposes of the Transaction, the Sellers shall appoint a representative (expected to be Davey or such person designed by Davey) to act as the authorised representative of all Sellers (“Seller Representative”) in respect of post-closing matters, including indemnification claims. The scope of authority of the Seller Representative, and the process for replacing the Seller Representative, shall be set out in the Definitive Documents.

B. TRANSACTION STRUCTURE AND CONSIDERATION
Transaction	100% acquisition by Bragg of all issued and outstanding equity interests in Drayton International (the “Transaction”), expected to be effected by way of a share purchase or share exchange agreement pursuant to which Bragg would acquire the Drayton Portfolio in its entirety.
Consideration	An aggregate of 4,500,000 newly issued common shares (“Bragg Common Shares”) of Bragg (the “Consideration Shares”). No cash consideration shall be payable by Bragg at closing. The Consideration Shares shall be issued pursuant to prospectus exemptions under applicable securities laws and be subject to hold periods under such securities laws and the Lock-Up. Bragg shall ensure that the Consideration Shares are listed on both NASDAQ and the TSX at closing.
Voting Agreements	Davey shall enter into (i) a voting agreement with Bragg providing for rights with respect to the composition of the Board of Directors and (ii) a standstill agreement, subject to customary conditions and exceptions, to not acquire more than 19.9% of the outstanding equity of Bragg, in each case, until the later of: (i) June 30, 2027 and (ii) 12 months following the date of closing.
C. LOCK-UP
Seller Lock-Up

Each Seller shall, as a condition of receiving Consideration Shares, enter into a lock up deed (or equivalent undertaking) pursuant to which they shall not, directly or indirectly, sell, transfer, dispose of, or otherwise deal in their Consideration Shares, for up to 24 months, subject to the following staggered release schedule: (a) 25% of the Consideration Shares shall be released at 12 months following the closing date; (b) a further 25% at 15 months; (c) a further 25% at 18 months; and (d) the final 25% at 24 months (the period during which any Consideration Shares remain subject to lock-up, the “Lock-Up Period”) subject to exceptions noted in “Permitted Transfers”.

Bragg shall maintain the listing of the Bragg Common Shares on both the NASDAQ and TSX for so long as any Consideration Shares remain subject to the Lock-Up (provided that this shall not restrict or prevent Bragg from engaging in or completing any transaction which would result in Bragg ceasing to be listed on the Nasdaq and the TSX so long as the holders of Consideration Shares receive cash or securities of an entity which is listed on a stock exchange in the United States or Canada or such other exchange as may be agreed upon by Bragg and the Sellers, or the holders of the Common Shares have approved the transaction).

Permitted Transfers	Lock-up restrictions shall not apply to: (i) transfers to affiliates or related entities of a Seller (provided the transferee assumes the lock-up obligations); (ii) transfers between any entities within the Tekkorp group (including Tekkorp Consolidated Holdings LP, Tekkorp Kapital, Tekkorp Holdings, and any fund managed by a Tekkorp entity), without restriction or consent requirement; (iii) transfers required by operation of law; (iv) transfer for tax planning purposes; (v) transfers in connection with a bona fide pledge to a lender; (vi) transfers pursuant to a takeover bid, arrangement, or similar transaction approved by the board of Bragg; or (vii) such other transfers as Bragg may consent to in writing, which consent shall not be unreasonably withheld, delayed or conditioned.

D. ROFO / ROFR OVER PORTFOLIO STUDIOS
Studio Rights	Drayton holds certain Rights of First Offer (“ROFO”) over the equity interests in its non-wholly owned five portfolio studios (Boomerang Studios, Dream Streak Gaming, Rise Gaming, Hit Squad, and Neotopia). Such ROFO rights shall be indirectly assumed by Bragg as a consequence of the Transaction, pursuant to which Drayton will become a wholly-owned subsidiary of Bragg on closing.
E. CONDITIONS TO CLOSING
Buyer Conditions (in favour of Bragg)	The obligation of Bragg to complete the Transaction will be conditional upon satisfaction (or waiver by Bragg in its sole discretion) of each of the following: (i) Board Approval — approval of the board of directors of Bragg; (ii) No MAC — there being no material adverse change (“MAC”) in the business, assets, liabilities, financial condition or operations of the Drayton Portfolio between signing of the Definitive Documents and closing excluding any change arising from (a) general economic, political, or market conditions, (b) changes affecting the gaming industry generally, (c) changes in applicable law, regulation of general application, accounting standards or tax requirements, (d) terrorism, sabotage, hostilities, war, epidemics, pandemics, disease outbreaks, natural disasters, acts of God; (e) any action taken with Bragg’s prior written consent; (f) the announcement or pendency of the Transaction, (provided that the underlying cause of such failure may be considered); (iii) Regulatory Approvals — receipt of all required gaming regulatory approvals, including approvals from relevant gaming authorities in all jurisdictions in which Bragg and/or Drayton hold or require licences; (iv) Lender Consent — receipt of consent from Bragg’s lenders, including confirmation of continued compliance with all applicable debt covenants on a pro forma basis following closing; (v) Due Diligence — satisfactory completion of legal, financial, tax, regulatory, and technical due diligence to Bragg’s satisfaction, acting reasonably, provided that all due diligence shall be completed prior to execution of the Definitive Documents, and thereafter satisfactory due diligence shall no longer remain a closing condition; (vi) Representations True — all representations and warranties of the Sellers being true and correct in all material respects as at the closing date; (vii) No Injunction — no court order, injunction, or regulatory action preventing or restricting the Transaction; (viii) Material Contracts — no material contracts of Drayton having been terminated, materially and adversely amended, or otherwise materially and adversely affected between signing and closing (other than by reason of announcement of the Transaction), except as Bragg has consented to in writing; (ix) Key Person Retention — entry into employment or service agreements (in form and substance acceptable to Bragg, acting reasonably, the form of which is to be negotiated and approved prior to entering into the Definitive Agreements) with key management and development personnel of Drayton, as Bragg shall identify in the Definitive Documents; (x) execution of such consents and agreements as may be reasonably necessary from the Drayton Portfolio in order to implement the agreements contemplated by the Definitive Documents.
Cash Adequacy — Platform Assets	As a condition to closing in favour of Bragg, Drayton shall have received aggregate additional financing by way of cash contribution in the amount of US$1,370,000, being an amount expected to be sufficient to fund its operations for a period of not less than 12 months following closing, based on the financial projections and business plan disclosed to Bragg during the due diligence process and agreed between the parties prior to signing of the Definitive Documents. For the avoidance of doubt, this condition shall be assessed by reference to the relevant projections and business plan and not by reference to any subsequent change in market conditions.

Seller Conditions (in favour of Sellers)	The obligation of the Sellers to complete the Transaction is conditional upon: (i) Bragg Board Approval; (ii) delivery of the Consideration Shares at closing, duly issued as fully paid and non-assessable, and listed (or approved for listing) on both NASDAQ and the TSX; (iii) Representations True — all representations and warranties of Bragg being true and correct in all material respects as at the closing date; (iv) Bragg having complied in all material respects with its covenants and obligations under the Definitive Documents; (v) no material adverse change in the business, assets, liabilities financial condition, or operations of Bragg between signing and closing; (vi) Regulatory Approvals — receipt of all required gaming regulatory approvals, including approvals from relevant gaming authorities in all jurisdictions in which Bragg and/or Drayton hold or require licences; (vii) No Injunction — no court order, injunction, or regulatory action preventing or restricting the Transaction; and (viii) NED Appointment - execution of Davey’s letter of appointment as Non-Executive Chairman (in agreed form) prior to or at closing.
Shareholder Approval	The parties do not currently anticipate that the Transaction will require approval of Bragg’s shareholders under applicable TSX or NASDAQ rules, based on the size of the Transaction relative to Bragg’s market capitalisation. Should shareholder approval be required, it shall be added as a mutual condition to closing.
F. CONDUCT OF BUSINESS / PRE-CLOSING COVENANTS
Ordinary Course Covenant	From the date of signing of the Definitive Documents until closing, except as set out in the Disclosure Letter or the Definitive Document, the Sellers shall procure that each entity within the Drayton Portfolio is operated in the ordinary course of business, consistent with past practice, and that none of the following is undertaken without prior written consent of Bragg, which consent shall not be unreasonably withheld, conditioned or delayed: (i) any material change to the business or assets of the Drayton Portfolio; (ii) entry into, termination of, or amendment of any material contract; (iii) any single capital expenditure or commitment in excess of US$20,000 that is not in the ordinary course of business or in connection with the Transaction; (iv) any change to the compensation, equity, or other incentive arrangements of key personnel (other than increases in salary or benefits in the ordinary course consistent with past practice); (v) any acquisition, disposal, or encumbrance of material assets; (vi) any issuance, allotment, or grant of equity interests, options, or other securities. For the avoidance of doubt, capital expenditure pursuant to contracts in place as at the date of signing of the Definitive Documents and disclosed to Bragg shall not require Bragg’s consent.
No Dividends / Distributions	From the date of this Term Sheet to closing, no dividends, distributions, or other payments shall be made by any entity in the Drayton Portfolio to the Sellers or any related party, except with Bragg’s prior written consent.
G. REPRESENTATIONS AND WARRANTIES
Seller R&Ws	The Sellers shall provide customary and comprehensive representations and warranties in the Definitive Documents as at both signing and closing, including (without limitation): (i) title, ownership, and capacity; (ii) incorporation, authority, and enforceability; (iii) accuracy of financial statements and management accounts; (iv) compliance with applicable laws, gaming regulations, and licence conditions; (v) absence of undisclosed liabilities; (vi) intellectual property ownership, including ownership of all proprietary game mathematics, code, and content; (vii) material contracts and their status; (viii) litigation, disputes, and regulatory investigations; (ix) employment and contractor arrangements; (x) data protection and cybersecurity; (xi) tax compliance; and (xii) insurance being maintained on commercially reasonable terms.

Bragg R&Ws	Bragg shall provide customary representations and warranties in respect of: (i) incorporation, authority, and enforceability; (ii) the valid issuance of Consideration Shares, as fully paid and non-assessable; (iii), its compliance with applicable securities laws; (iv) the accuracy of its public filings and financial statements; (v) the absence of any undisclosed material liabilities; (vi) no material litigation or regulatory proceedings pending or threatened against Bragg; (vii) no material adverse change in the business, financial condition, or operations of Bragg since the date of its most recently filed financial statements; (viii) the Bragg Common Shares being duly listed for trading on both NASDAQ and the TSX as at closing; (ix) Bragg’s capitalisation and the absence of any anti-dilution or pre-emptive rights that would be triggered by the issuance of the Consideration Shares; (x) the absence of any undisclosed material agreements or arrangements with any shareholder, activist, or third party that could adversely affect the governance or strategic direction of Bragg; (xi) compliance with applicable laws, gaming regulations, and licence conditions; (xii) intellectual property ownership, including ownership of all proprietary game mathematics, code, and content; (xiii) material contracts and their status; (xiv) litigation, disputes, and regulatory investigations; (xv) data protection and cybersecurity; and (xvi) tax compliance.
Bring-Down	All Seller representations and warranties shall be required to be true and correct in all material respects (with appropriate materiality qualifiers and MAC carve-outs) as at the closing date, as a condition to Bragg’s obligation to close. All Bragg representations and warranties shall be required to be true and correct in all material respects (with appropriate materiality qualifiers) as at the closing date, as a condition to the Sellers’ obligation to close.
H. INDEMNIFICATION
General Indemnity – Sellers	The Sellers shall indemnify, defend, and hold harmless Bragg and its affiliates, officers, directors, and employees from and against all losses, liabilities, damages, costs, and expenses (including legal fees) arising from: (i) any breach of any representation, warranty, or covenant by the Sellers; (ii) any undisclosed liability of the Drayton Portfolio; and (iii) any pre-closing tax liability. For the avoidance of doubt, Bragg shall not be entitled to recover in respect of any individual loss or item more than once (no double recovery).
Cap — General R&W	The aggregate liability of the Sellers in respect of breaches of general representations and warranties shall not exceed 10% of the value of the Consideration Shares.
Cap — Fundamental Warranties	The aggregate liability of the Sellers in respect of breaches of fundamental representations and warranties (being title to shares, ownership, authority, capacity, and anti-bribery/anti-corruption) shall not exceed 50% of the value of the Consideration Shares.
Cap — Tax Warranties and Tax Indemnity	The aggregate liability of the Sellers in respect of tax warranties and any specific tax indemnity shall not exceed 100% of the value of the Consideration Shares, and shall survive until the expiry of the applicable statutory limitation period in each relevant jurisdiction.
Fraud	No cap shall apply to any claim arising from or in connection with fraud by any Seller. Claims for fraud shall survive indefinitely, but only as against the Seller(s) who personally participated in or had actual knowledge of such fraud.

Basket / De Minimis	Claims shall only be brought where the aggregate amount of all indemnifiable losses exceeds US$150,000 (the “Basket”), at which point the Sellers shall be liable for the amount of the indemnifiable losses in excess of the Basket. Individual claims below US$25,000 shall be disregarded for the purposes of determining whether the Basket has been exceeded and shall not be recoverable.
Survival	General representations and warranties shall survive closing for a period of 18 months. Fundamental representations and warranties (title, authority, capacity) shall survive for a period of 36 months. Tax representations and warranties shall survive until the expiry of the applicable statutory limitation period. Fraud-related claims shall survive indefinitely.
General Indemnity – Bragg	Bragg shall indemnify, defend, and hold harmless the Sellers and their respective affiliates, officers, directors, and employees from and against all losses, liabilities, damages, costs, and expenses (including legal fees) arising from any breach of any representation, warranty, or covenant by Bragg. The aggregate liability of Bragg in respect of breaches of general representations and warranties shall not exceed 10% of the value of the Consideration Shares, save in respect of fraud, wilful misrepresentation, or wilful concealment, to which no cap shall apply.
Indemnity Limitations

No party shall be entitled to indemnification or any other remedy for any loss arising from or relating to any inaccuracy in, or breach of, any representation, warranty, or covenant in the Definitive Documents if the party seeking indemnification or such remedy had knowledge of such inaccuracy or breach prior to the closing.

Materiality, material adverse change and similar qualifiers contained in the representations and warranties shall not be disregarded for purposes of determining either the existence of a breach or the amount of losses.

I. NON-SOLICIT
Non-Solicit	Each Seller shall not, for a period of 12 months following closing, solicit or recruit any employee, contractor, or key person of Bragg or the Drayton Portfolio. This restriction shall not apply to general advertisements or recruitment campaigns not specifically targeted at such persons.
J. TERMINATION
Long-Stop Date	If the Transaction has not closed by the date that is 120 days following the date of execution of the Definitive Documents (the “Long-Stop Date”), either party shall have the right to terminate the Definitive Documents on written notice to the other party, save where the failure to close is attributable to the terminating party’s breach.
Termination by Buyer	Bragg shall have the right to terminate the Definitive Documents (without liability) if: (i) a MAC occurs (subject to the agreed carve-outs); (ii) the Sellers are in material breach of their representations, warranties, or covenants and such breach has not been cured within 15 Business Days of written notice thereof (to the extent such breach is able to be cured in that timeframe); or (iii) a condition to closing in favour of Bragg cannot be satisfied by the Long-Stop Date.
Termination by Sellers	The Sellers shall have the right to terminate the Definitive Documents if: (i) Bragg is in material breach of its representations, warranties, or covenants (including its obligation to issue Consideration Shares) and such breach has not been cured within 15 Business Days of written notice thereof (to the extent such breach is able to be cured in that timeframe); (ii) a condition to closing in favour of the Sellers cannot be satisfied by the Long-Stop Date; (iii) Bragg fails to obtain required board, lender, or regulatory approvals by the Long-Stop Date; (iv) a material adverse change occurs in respect of Bragg, or (v) Davey is not appointed to Bragg’s board of directors by the Long-Stop Date.

K. DAVEY APPOINTMENT
Non-Executive Director	Concurrently with closing, Bragg shall increase the size of its board by one and Davey shall be appointed as Non-Executive Chairman of the Bragg Gaming Group Inc.’s board of directors, subject to any required regulatory approvals and applicable gaming regulatory suitability processes, provided that it is understood and agreed that Davey’s appointment to the board is a condition of closing in favour of the Sellers.
Terms of Appointment	The terms of Davey’s appointment as Non-Executive Chairman will be consistent with Bragg’s arrangements with its current directors (including remuneration, service obligations, and director indemnification).
Regulatory Suitability	Davey’s appointment is subject to his satisfying all applicable gaming regulatory suitability requirements in jurisdictions where Bragg holds licences. Davey shall cooperate fully with all required regulatory applications and filings and Bragg shall use commercially reasonable efforts to submit all required applications and filings and obtain all required approvals as soon as reasonably practicable to enable Davey’s appointment upon closing.
L. DUE DILIGENCE
Access	The Sellers shall grant Bragg and its advisers full access to a virtual data room containing all material information relating to the Drayton Portfolio, including (without limitation): constitutional documents; audited or management financial statements for the last 3 financial years; material contracts; IP ownership documentation; gaming licence documentation; employment and contractor agreements; and regulatory correspondence.
Scope

Due diligence shall cover legal, financial, tax, regulatory, technical, and intellectual property matters. Bragg reserves the right to extend or modify the scope of due diligence at its discretion, acting reasonably.

The Sellers shall have the right to conduct limited confirmatory due diligence on Bragg, including review of Bragg’s most recent audited financial statements, material contracts, outstanding litigation, and any matters material to the value of the Consideration Shares. Bragg shall provide the Sellers and their advisors with reasonable access to such information promptly upon request. The Sellers reserve the right to extend or modify the scope of due diligence at their discretion, acting reasonably.

Timeline	The parties shall target completion of due diligence by May 31 2026
Disclosure Letter	The Sellers shall prepare a disclosure letter (“Disclosure Letter”) to be delivered at signing of the Definitive Documents, setting out all qualifications and exceptions to the Sellers’ representations and warranties. Fair disclosure of a matter in the Disclosure Letter shall qualify the relevant representations and warranties, and any matter fairly disclosed in one part of the Disclosure Letter shall be deemed disclosed against all representations and warranties to which it is reasonably relevant (whether or not specific cross-reference is made).

M. REGULATORY APPROVALS
Gaming Regulatory Approvals	The Transaction is subject to receipt of all required approvals from gaming regulatory authorities in jurisdictions where Bragg and/or Drayton hold gaming licences. Each party shall use its commercially reasonable efforts to obtain all required approvals as promptly as practicable following signing of the Definitive Documents.
Lender Consent	Bragg shall use its reasonable best endeavours to obtain consent from its lenders to the Transaction, including provision of pro forma financial information demonstrating continued compliance with all applicable debt covenants following closing. The Sellers acknowledge that lender consent is a condition to closing in favour of Bragg.
Other Regulatory	The parties do not currently anticipate that any merger control filings will be required, having regard to the size of the Transaction. This shall be confirmed with legal counsel.

3. ADDITIONAL PROVISIONS

N. EXCLUSIVITY
Exclusivity Period	In consideration of Bragg’s commitment to progress the Transaction, with effect from the date on which both parties have countersigned this Term Sheet (the “Exclusivity Commencement Date”), the Sellers shall not, and shall procure that Drayton and its directors, officers, employees, and advisers do not, directly or indirectly: (i) solicit, initiate, encourage, or facilitate any inquiry, proposal, or offer from any third party in respect of the acquisition of or investment in all or any part of the Drayton Portfolio; (ii) enter into, continue, or participate in any discussions, negotiations, or arrangements with any third party in respect of any such transaction; or (iii) provide any confidential information to any third party in relation to any such transaction. The Sellers shall promptly notify Bragg in writing if they receive any unsolicited approach from a third party in respect of any such transaction.
Exclusivity Period Duration	120 calendar days from the Exclusivity Commencement Date, subject to extension by mutual written agreement. The Sellers’ obligations under this exclusivity provision are conditional upon Bragg pursuing the Transaction diligently and in good faith. If Bragg fails to progress due diligence or the negotiation of Definitive Documents in a timely manner, the Sellers may terminate exclusivity on 10 Business Days’ written notice.
Consequence of Breach	Any material breach of the exclusivity provisions shall entitle Bragg to terminate its obligations under this Term Sheet on written notice to the Sellers.
O. CONFIDENTIALITY
Confidentiality	Each party shall keep the existence and terms of this Term Sheet, and all information exchanged in connection with the Transaction, strictly confidential and shall not disclose the same to any third party without the prior written consent of the other party, except: (i) to its professional advisers on a need-to-know basis, subject to equivalent confidentiality obligations; (ii) as required by applicable law, regulation, or stock exchange rules (including NASDAQ and TSX disclosure obligations); or (iii) in connection with any required regulatory application or filing.
Public Announcements	No announcement or disclosure regarding the Transaction shall be made by any party without the prior written approval of the other party (such approval not to be unreasonably withheld, conditioned or delayed). Where disclosure is required by law, regulation or stock exchange rules, the disclosing party shall provide the other party with reasonable advance notice and an opportunity to comment on form and content of the disclosure. Notwithstanding the foregoing, Bragg shall be permitted to issue a press release announcing the execution of this Term Sheet and file this Term Sheet in accordance with applicable securities laws; provided, that, Drayton shall be provided with any draft news releases with reasonable notice prior to dissemination and Bragg shall incorporate any reasonable edits or redactions proposed by Drayton

P. COSTS
Each Party Bears Own Costs	Save as otherwise agreed in writing, each party shall bear its own legal, financial advisory, and other costs and expenses in connection with the negotiation, preparation, and execution of the Definitive Documents and the completion of the Transaction, whether or not the Transaction proceeds to closing.
Q. GOVERNING LAW AND JURISDICTION
Governing Law	This Term Sheet and the binding provisions hereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.
Jurisdiction	The parties irrevocably submit to the non-exclusive jurisdiction of the courts of the Province of Ontario for the resolution of any dispute arising under or in connection with the binding provisions of this Term Sheet.

4. INDICATIVE TRANSACTION TIMELINE

Step	Milestone	Target Date
1.	Bragg reviews Drayton financials and equity interest financials	24 April 2026
2.	Agree deal structure and valuation; execute Term Sheet / LOI	5 May 2026
3.	Bragg Board approval of Transaction	12 May 2026
4.	Completion of formal due diligence; drafting of SPA and Definitive Documents	31 May 2026
5.	Execution of SPA; public announcement of Transaction	15 June 2026
6.	Closing (satisfaction of all conditions; issuance of Consideration Shares)	30 June 2026

5. EXECUTION

To indicate acknowledgement of the terms set out in this Term Sheet, each party is requested to countersign below and return a copy to Bragg’s advisers.

FOR AND ON BEHALF OF	FOR AND ON BEHALF OF

BRAGG GAMING GROUP INC.	THE SELLERS

(signed) “Matevz Mazij”	(signed) “Matt Davey”
Authorised Signatory	Authorised Signatory / Seller Representative
Name: Matevz Mazij	Name: Matt Davey
Title: CEO	Title: Manager
Date: 13/05/2026	Date:5/13/2026